As filed with the Securities and Exchange Commission on February 3, 2000.
                                                       Registration No. 333-

=============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                  FORM S-3
                           REGISTRATION STATEMENT
                                    UNDER
                         THE SECURITIES ACT OF 1933
                         __________________________
                              ACTIVISION, INC.
           (Exact name of registrant as specified in its charter)

           Delaware                                     94-2606438
(State or other jurisdiction of                      (I.R.S. Employer
 incorporation or organization)                     Identification No.)

                          3100 Ocean Park Boulevard
                       Santa Monica, California  90405
                               (310) 255-2000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            _________________________

                              Robert A. Kotick
              Chairman of the Board and Chief Executive Officer
                              ACTIVISION, INC.
                          3100 Ocean Park Boulevard
                       Santa Monica, California  90405
                               (310) 255-2000
         (Name, address, including zip code, and telephone number,
                 including area code, of agent for service)
                           ______________________

                                 Copies To:

               Robinson Silverman Pearce Aronsohn & Berman LLP
                         1290 Avenue of the Americas
                          New York, New York  10104
                   Attention:  Kenneth L. Henderson, Esq.

         Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement.


     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                       CALCULATION OF REGISTRATION FEE
=======================================================================
 Title of                    Proposed        Proposed
 Class of                    Maximum         Maximum
 Securities      Amount      Offering        Aggregate   Amount of
  To Be          to be       Price           Offering   Registration
Registered     Registered    Per Share(1)    Price(1)       Fee
----------     ----------    -----------     ---------- -----------
-----------------------------------------------------------------------
Common Stock,  77,031 shares     $16.0625    $1,237,311     $327
$.00001 par value

=======================================================================

(1) Estimated solely for puruposes of calculating the registration fee pursuant to the provisions of Rule 475(c) under the Securities Act of 1933, as amended, based on the average of the reported last high and low sales prices on the Nasdaq National Market on January 31, 2000.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securites Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

=============================================================================

                            SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED FEBRUARY 3, 2000


                                77,031 Shares


                              ACTIVISION, INC.

                                Common Stock

                       -------------------------------

     The stockholders of Activision, Inc. listed in this prospectus under the section entitled "Selling Stockholders" are offering and selling up to 77,031 shares of Activision's common stock under this prospectus.

     All of the selling stockholders acquired their shares of Activision common stock in connection with Activision's equity investment in Video Games West, Inc., a California based interactive entertainment software developer and producer, pursuant to which the shares of common stock offered hereby were issued to Video Games West. The selling stockholders are Video Games West and certain other selling stockholders to whom Video Games West transferred shares of Activision common stock prior to the date of this prospectus.

     Activision will not receive any of the proceeds from the sale of shares being offered by the selling stockholders.

     Activision's common stock is traded in the NASDAQ National Market System under the symbol "ATVI." On January 31, 2000, the last sale price for the common stock as reported on the NASDAQ National Market System was $15.625 per share.

     No underwriting is being used in connection with this offering of common stock. The shares of common stock are being offered without underwriting discounts. The expenses of this registration will be paid by Activision. Normal brokerage commissions, discounts and fees will be payable by the selling stockholders.

     For a discussion of certain matters that should be considered by prospective investors, see "Risk Factors" starting on page 2 of this Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of common stock offered or sold under this prospectus or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. Activision may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


           The date of this Prospectus is                 , 2000.
                                RISK FACTORS

     Before purchasing any of the shares of Common Stock being offered, prospective investors should carefully consider the following factors in addition to the other information contained in this Prospectus or incorporated by reference into it.

     We caution you to be aware of the speculative nature of "forward-looking statements" made by, or on behalf of, our employees and representatives. Such statements:

 .    are defined by the Private Securities Litigation Reform Act of 1995;

 .    may be oral or written;

 .    do not include recitations of historical facts;

 .    can be identified by the use of forward-looking terminology (e.g. "may,"
     "expect," "anticipate," "estimate" or "continue") or the negative of such terminology.

     We further caution you that there are numerous risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. The discussion below highlights some of the more important risks identified by management, but you should not assume them to be the only factors that could affect future performance. We caution that we do not have a policy of updating or revising forward-looking statements and therefore silence by management over time does not mean that actual events are occurring as anticipated in such forward-looking statements.

Fluctuations in our quarterly net revenues and operating results make future predictions uncertain.

     Our quarterly operating results have varied in the past and can be expected to vary in the future. These variations are caused by a number of different factors, many of which are beyond our control. Such factors include:

 .    demand for our products;
 .    the size and rate of growth of the interactive entertainment and leisure markets;
 .    development and promotional expenses relating to the introduction of new products;
 .    changes in computer operating systems and video game platforms;
 .    product returns;
 .    the timing of orders from major customers;
 .    delays in product shipments;
 .    the level of price competition;
 .    the timing of product introductions by Activision and its competitors;
 .    product life cycles;
 .    product defects and other quality problems;
 .    the level of our international revenues; and
 .    personnel changes.

As a result of the above-mentioned factors, revenues and operating results for any future quarter cannot be predicted with any significant degree of accuracy. Thus, period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

     Our business has experienced, and is expected to continue to experience, significant seasonality. Typically, our net revenues are significantly higher during the fourth calendar quarter because of increased demand for consumer software during the year-end holiday buying season. Net revenues and net income in other calendar quarters are generally lower and vary significantly as a result of new product introductions and other factors.

Our revenues and our competitive position could be negatively affected if our new products are not successful or timely introduced.

     Our future success depends in part on the timely introduction of successful new products as well as sequels or enhancements of existing products. These products are necessary to replace declining revenues from older products. A significant delay in the release of products or the failure of new products to replace declining revenues from older products could materially and negatively affect our business, operating results and financial condition. In addition, competitive factors in the entertainment and leisure software industries often create the need for higher quality, distinctive products with increasingly sophisticated effects. This in turn makes it difficult to produce and release such products on a timely basis and results in higher development, acquisition and marketing costs. The seasonality of Activision's business further highlights this problem. Moreover, because a large portion of a product's revenue generally is associated with initial shipments, the delay of a product introduction expected near the end of a fiscal quarter may have a material negative effect on operating results for that quarter. Activision does not assure that new products will be introduced on schedule, or at all, or that they will achieve market acceptance or generate significant revenues.

We rely in significant part on external developers, over whom we have less control than internal staff.

     Although we intend to continue to rely in part on products that are developed by our own employees, over the last several fiscal years the percentage of products published by us that are developed by independent third party developers has increased significantly. Also, occasionally we use independent contractors for certain aspects of our internal product development and production. Naturally, we have less control over the timing and the quality of work of these independent contractors and third party developers, as compared to our own employees. A delay in the work performed by independent contractors and third party developers may result in delays in the release of products. In addition, if our independent contractors and third party developers produce poor quality work, there is a greater chance that our products will not be successful.

     In addition, our future success will depend, in significant part, on our continued ability to maintain relationships and obtain development agreements on favorable terms with skilled independent contractors and third party developers. We cannot assure you that we will be able to establish or maintain relationships with independent contractors and third party developers.

Failure of our new products to achieve or sustain market acceptance may have a material negative effect on our business.

     The market for entertainment and leisure systems and software has been characterized by shifts in consumer preferences and short product life cycles. Consumer preferences for entertainment and leisure software products are difficult to predict and few products achieve sustained market acceptance. We cannot assure that our newly introduced products will achieve any significant degree of market acceptance, nor can we assure you that any such market acceptance will continue for any significant period of time. Finally, we cannot assure you that product life cycles will be sufficient to permit us to recover our development, marketing and other related costs. In addition, if market acceptance is not achieved, we could be forced to accept substantial product returns to maintain relationships with our retailers. Failure of new products to achieve or sustain market acceptance or product returns in excess of our expectations would have a material negative effect on our business, operating results and financial condition.

We depend on a limited number of hit products to produce a large portion of our revenues. The failure of any of these products to achieve anticipated results may negatively affect our business.

     A significant portion of our revenues are derived from a relatively small number of products we release each year. In addition, many of these products have substantial production or acquisition costs and marketing budgets. For example, during fiscal 1998, one product accounted for approximately 10.2% of our consolidated net revenues. All other products individually accounted for less than 10% of our consolidated net revenues. During fiscal 1999, no single product accounted for greater than 10% of our consolidated net revenues. However, we expect that a limited number of products will continue to produce a disproportionate amount of our revenues. Due to this dependence on a limited number of products, the failure of one or more of these products to achieve anticipated results may have a material negative effect on Activision's business, operating results and financial results.

     Another key component of our business strategy is publishing titles that have franchise value, so that sequels, enhancements and add-on products can be released over time. Focusing on franchise properties, if successful, both extends the life of the product in the market and results in dependence on a limited number of titles for our revenues. We make no assurances that existing franchise titles will continue to be as successful as they have been in the past. Also, new products that we believe will have potential value as franchise properties may not achieve market acceptance and therefore may not become a basis for future releases.

Significant competition in our industry could negatively affect our business.

     The interactive entertainment and leisure software industries are highly competitive. Competition in these industries is largely based on:

 .    product quality and features;
 .    compatibility of products with popular platforms;
 .    company or product line brand name recognition;
 .    access to distribution channels;
 .    effectiveness of marketing campaigns;
 .    product reliability and ease of use;
 .    price; and
 .    technical support.

     The level of financial resources of a publisher also has become a competitive factor in these industries. This is mainly due to the substantial cost of product development and marketing required to support best-selling titles. In addition, competitors with broad product lines and popular titles typically have greater influence with retailers. Thus, retailers and other customers may be willing to promote titles with less consumer appeal in return for access to such competitor's most popular titles.

     Activision's competitors range from small companies with limited resources to large companies with substantially greater financial, technical and marketing resources than those of Activision. Activision's competitors currently include:

 .    Acclaim;
 .    Eidos
 .    Electronic Arts;
 .    GT Interactive;
 .    Hasbro;
 .    Havas;
 .    Infogrames;
 .    LucasArts;
 .    Mattel;
 .    Microsoft;
 .    Nintendo;
 .    Sega; and
 .    Sony, among many others.

     Increased competition may result in price reductions, increased production costs and reduced profit margins. Prolonged price competition or reduced demand would have a material negative effect on our business, operating results and financial condition. We make no assurances that we will be able to compete successfully against current or future competitors. We also warn that competitive pressures facing Activision may have a material negative effect on our business, operating results and financial condition.

     There also exists intense competition among entertainment and leisure software producers over the limited amount of "shelf space" available at retail stores and the promotional support that can be obtained from these retailers. As the number of interactive entertainment and leisure products has increased, the competition for shelf space has intensified. This has resulted in greater power for retailers and distributors in negotiating terms of sale, including price discounts and product return policies. Our products constitute a relatively small percentage of a retailer's sales volume. Thus, there are no assurances that retailers will continue to purchase our products or promote our products with adequate levels of shelf space and promotional support.

Our dependence on certain retailers and wholesalers exposes us to risks of those retailers' and wholesalers' business failures as well as product returns.

     Retailers in the computer and video game industries have from time to time experienced significant fluctuations in their businesses and there have been a number of business failures among these retailers. The loss of, or significant reduction in sales attributable to, any of our principal retailers could materially negatively effect our business, operating results and financial condition.

     Certain mass market retailers have established an exclusive buying relationship with an intermediary whereby the retailers will buy our products only from the intermediary. Where this is the case, the price or other terms on which we may sell to these retailers may be negatively effected by the terms imposed by the intermediary. Further, if the terms imposed by the intermediary are unacceptable to us, we may be unable to sell to certain retailers at all.

     Customer sales typically are made on credit, with terms that vary depending upon the customer and the nature of the product. We do not hold collateral to secure payment, but we do have insurance to protect against any bankruptcy, insolvency, or liquidation of our customers. This insurance, however, contains a significant deductible as well as a co-payment obligation, and the policy does not cover all instances of customer non-payment. In addition, we maintain a reserve for uncollectible receivables that we believe to be adequate, but it may not be sufficient in every circumstance. Thus, a payment default by a significant customer could have a material negative effect on our business, operating results and financial condition.

     We are also exposed to the risk of product returns from retailers and other wholesale purchasers. Although we provide reserves for returns that we believe are adequate, and although limits are placed on certain product returns, we may be forced to accept substantial product returns to maintain our relationships with retailers and our access to distribution channels. Product returns that exceed our reserves could have a material negative effect on our business, operating results and financial condition.

Our business may be negatively affected if we are unable to anticipate and respond timely and effectively to rapidly changing technology and industry standards.

     The consumer software industry is undergoing rapid changes, including evolving industry standards, frequent new platform introductions and changes in consumer requirements and preferences. The introduction of new technologies, including new console systems such as Sega's Dreamcast and Sony's PlayStation 2, new technologies that support multi-player games, and new media formats such as on-line delivery and digital video disks, could cause our previously released products to become obsolete or unmarketable. The development cycle for products using new technology may be significantly longer than our current development cycle for products using existing technology and may require us to invest resources in products that may not become profitable. We cannot assure that our future mix of products will keep pace with technological changes or satisfy evolving consumer preferences. We also cannot assure that we will be successful in developing and marketing products for any future operating system or format. Failure to develop and introduce new products and product enhancements in a timely fashion could result in significant product returns and inventory obsolescence, which in turn could have a material negative effect on our business, operating results and financial condition.

We have substantial indebtedness that exposes us to certain risks.

     As of September 30, 1999, we had outstanding $60,000,000 of 6 3/4% convertible subordinated notes due 2005. In June 1999, we obtained a term loan and revolving credit facility composed of a $25 million term loan and up to $100 million of revolving credit loans and letters of credit. The proceeds of the term loan, which is due in June 2002, were used to complete the acquisition of Expert Software, Inc. and to pay expenses associated with that acquisition and the financing transaction. The revolving credit facility will be used for working capital and general corporate purposes.

     The term loan and the revolving credit facility are secured by a pledge of substantially all of the assets of Activision and of its US subsidiaries. The credit facility contains various financial and other obligations with which we and our subsidiaries must comply. If we were to default under the terms of the credit facility, either as a result of a failure to pay principal or interest when due or as a result of a breach of a financial or other obligation, the lenders could stop providing funds and letters of credit to us. Additionally, the lenders could declare an event of default and foreclose on the collateral. This could also result in an acceleration of the convertible subordinated notes. A default by Activision under the revolving credit and term loan facility would materially negatively effect Activision's business and could result in Activision declaring bankruptcy.

Our operations and those of our key suppliers and service providers may be subject to year 2000 issues which could affect our business or that of our suppliers.

     The year 2000 date issue arises from the fact that many computer systems and applications currently use only two digits to identify the year in date fields. As a result, date-sensitive systems may recognize the year 2000 as 1900, or may not recognize the year 2000 at all. This could result in either miscalculations or system failures. As of February 3, 2000, the date of this Prospectus, however, we have not experienced any material interruptions in or adverse impact on our business operations nor have we experienced any negative impact on our financial condition as a result of year 2000 issues. We could, however, experience certain problems related to the year 2000 in the future.

     We prepared our internal computer and embedded systems for the year 2000 and implemented changes to ease potential year 2000 problems. To accomplish this, we purchased and implemented software programs that have been independently developed by third parties which test year 2000 compliance for the majority of our systems.

     All of our products currently being shipped were tested for year 2000 compliance and passed such tests. In addition, all products currently in development are being tested as part of the normal quality assurance testing process and are scheduled to be released fully year 2000 compliant. However, if the computer system on which a consumer uses our products is not year 2000 compliant, it could affect the consumer's ability to use some of our products.

     Our contingency plans include adding network operating systems to back-up our current network server and developing back-up plans for telecommunications with external offices and customers. In addition, we have a staffing plan to handle orders manually should there be a failure of electronic data interchange connections with our customers and suppliers. We believe that the items mentioned above constitute our greatest risk of exposure and that the plans developed by us will be adequate for handling these items should any problems arise.

     We took steps to verify that the products and services of our critical suppliers are year 2000 compliant. In response to a questionnaire we distributed, all of our critical suppliers and trading partners confirmed our expectation that they will continue to be able to provide services and products through the change to 2000. As of February 3, 2000, we have not experienced any material interruptions in the delivery of products or services by our critical suppliers.

     We completed year 2000 compliance testing on all of our critical systems and the total cost of our year 2000 compliance plan was approximately $100,000. Such total cost does not include potential costs related to any systems used by our customers, any third party claims, or the costs of the replacement of internal software and hardware which occurs in the normal course of our business. The overall cost of our year 2000 compliance plan was a minor portion of our total information technology budget and has not to date materially delayed the implementation of any other unrelated projects that we have planned to undertake.

     The above-mentioned year 2000 issues have not to date had a material negative impact on our financial condition or results of operations. However, the specific extent to which we may be affected by such matters in the future is not certain. In addition, the failure by a supplier or another third party to ensure year 2000 compatibility could have a material negative effect on us.

The impact of the EURO conversion on our operations will not be significant.

     On January 1, 1999, eleven of the fifteen member countries of the European Union adopted the "euro" as their common currency. From January 1, 1999 through January 1, 2002, the participating countries will be able to use their sovereign currencies or the euro. Beginning January 1, 2002, the participating countries will issue new euro-denominated bills and coins for use in cash transactions. No later than July 1, 2002, the participating countries will withdraw all bills and coins denominated in the sovereign currencies, so that the sovereign currencies will no longer be legal tender for any transactions, making conversion to the euro complete.

     After conducting an internal analysis, we have determined that the impact of the conversion will not be significant to our overall operations. Our wholly owned subsidiaries operating in participating countries represented 24.1% and 22.1% of Activision's consolidated net revenues for the fiscal years ended March 31, 1999 and 1998, respectively.

We may not be able to protect our proprietary rights and may infringe on the proprietary rights of others.

     We hold copyrights on the products, manuals, advertising and other materials we own. We also maintain trademark rights in the Activision name, the Activision logo, and the names of the products and companies we own. We regard our software as proprietary and rely primarily on a combination of trademark, copyright and trade secret laws, employee and third-party nondisclosure agreements, and other methods to protect our proprietary rights. Unauthorized copying commonly occurs within the software industry. If a significant amount of unauthorized copying of our products were to occur, our business, operating results and financial condition could be negatively effected.

     There can be no assurance that third parties will not assert infringement claims against us in the future with respect to current or future products. As is common in the industry, we sometimes receive notices from third parties claiming infringement of intellectual property rights of such parties. We investigate these claims and respond as we deem appropriate. Any claims or litigation, with or without merit, could be costly and could result in a diversion of management's attention, which could have a material negative effect on our business, operating results and financial condition. Negative determinations in such claims or litigation could also have a material negative effect on our business, operating results and financial condition.

     Software piracy (the unauthorized use of its products) exists and will likely remain a persistent problem. Activision is unable to determine the extent to which piracy of its software products exists. In selling our products, we rely primarily on "shrink wrap" licenses that are not signed by licensees and, therefore, may be unenforceable under the laws of certain jurisdictions. Further, we enter into transactions in countries where intellectual property laws are not well developed or are poorly enforced. Thus, legal protections of our intellectual property rights may be ineffective in those countries.

Our failure to retain or failure to hire qualified key personnel could have a material negative effect on our business.

     Our success depends to a significant extent on the performance and continued service of our senior management and certain key employees. Competition for highly skilled employees with technical, management, marketing, sales, product development and other specialized training is intense, and we may not be successful in attracting and retaining such personnel. As a result, we may experience increased costs to attract and retain skilled employees. There is no guarantee that key employees will not leave Activision or compete against Activision, despite the fact such employees have entered into term employment agreements. Our failure to attract or retain qualified employees could have a material negative effect on our business, operating results and financial condition.

Our significant international operations subjects us to certain economic and political risks which could materially negatively effect our business.

     In the past three years, our international revenues have accounted for a significant portion of our total revenues. International sales and licenses accounted for 65% of our total revenues in the fiscal year 1997, 71% of our total revenues in the fiscal year 1998, and 66% of our total revenues in the fiscal year 1999. We expect that international revenues will continue to account for a significant portion of our total revenues in the future. We intend to continue to expand our direct and indirect sales, marketing and localization activities worldwide. This expansion will require significant management time and attention and financial resources in order to develop adequate international sales and support channels. However, in addition to the possibility that we may not be able to maintain or increase international market demand for our products, international sales are subject to certain inherent risks, including:

 .    the impact of possible recessionary environments in economies outside the United States;
 .    the costs of transferring and localizing products for foreign markets;
 .    longer receivable collection periods and greater difficulty in collecting accounts receivable;
 .    unexpected changes in regulatory requirements, tariffs and other barriers;
 .    difficulties and costs of staffing and managing foreign operations; and
 .    political and economic instability.

     There can be no assurance that we will be able to sustain or increase our international revenues or that the foregoing factors will not have a material negative effect on our future international revenues and, consequently, on our business, operating results and financial condition. Presently, we do not engage in currency hedging activities. Although exposure to currency fluctuations to date has been insignificant, fluctuations in currency exchange rates may in the future have a material negative impact on revenues from international sales and licensing and thus our business, operating results and financial condition.

Our products may contain errors or defects, which may result in a loss of or delay in market acceptance of the products.

     The type of products we offer frequently contains errors or defects. Despite extensive product testing, in the past we have released products with defects and have discovered errors in our products after their introduction. In particular, personal computer ("PC") hardware is characterized by a wide variety of non-standard peripherals (such as sound cards and graphics cards) and configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. Despite testing by Activision, errors could nonetheless be found in new products after commercial shipments begin. This may result in a loss of or delay in market acceptance, which could have a material negative effect on our business, operating results and financial condition.

We may be at a competitive disadvantage if we are unable to successfully integrate our recently acquired subsidiaries or find suitable additional acquisition opportunities.

     We are currently integrating the operations of our recently acquired subsidiaries, CD Contact, Expert Software, Elsinore Multimedia, and Neversoft Entertainment with our previously existing operations. This process, as well as the process of managing these significant new operations, requires substantial management time and effort and diverts the attention of management from other matters. In addition, there is a risk of loss of key employees, customers and vendors of the recently acquired operations as well as existing operations as this process is implemented. There is a risk we may not be successful in integrating these operations.

     Consistent with our strategy of enhancing our distribution and product development capabilities, we intend to continue to pursue acquisitions of companies, properties and other assets that can be purchased or licensed on acceptable terms and which we believe can be operated or exploited profitably. Some of these transactions could be material in size and scope. While we will continually be searching for additional acquisition opportunities, we may not be successful in identifying suitable acquisitions. We may not be able to consummate potential acquisitions or an acquisition may not enhance our business or be maximizing to our earnings. As the interactive entertainment and leisure businesses continue to consolidate, we face significant competition in seeking and consummating acquisition opportunities. Future acquisitions could also divert substantial management time and result in short term reductions in earnings or special transaction or other charges. In addition, future acquisitions may be difficult to integrate with existing operations or assets.

     In the future, we may issue additional shares of common stock in connection with one or more acquisitions, which may dilute our existing shareholders. Our shareholders may not have the opportunity to review, vote, or evaluate future acquisitions.

Failure to maintain our distribution relationships with certain key vendors could have a material negative effect on us.

     Our CD Contact subsidiary performs software distribution services in Belgium, The Netherlands and Luxembourg. Our CentreSoft subsidiary performs software distribution services in the United Kingdom and, via export, in other European territories. Each of CD Contact and CentreSoft performs these services for a variety of entertainment software publishers, many of whom are competitors of ours. These services are generally performed under limited term contracts, some of which provide for cancellation in the event of a change of control. Despite our reasonable efforts to retain these vendors, we may not be successful in this regard. The cancellation or non-renewal of one or more of these contracts could have a material negative effect on our business, operating results and financial condition.


                                 THE COMPANY


     Activision, Inc. is a leading international publisher, developer and distributor of interactive entertainment and leisure products. The Company's products span a wide range of product genres (including action, adventure, strategy and simulation) and target markets (including game enthusiasts, value buyers and children). In addition to its genre and market diversity, Activision publishes, develops and distributes products for a variety of game platforms, including personal computers ("PCs"), the Sony PlayStation console system and the Nintendo 64 console system.

     Activision's objective is to be a worldwide leader in the development, publishing and distribution of quality interactive entertainment and leisure products that deliver, at each point of the value spectrum, a highly satisfying experience. The Company's strategy includes the following elements:

     Create and maintain a balanced and diversified portfolio of operations. The Company has assembled a large diversified portfolio of development, publishing and distribution operations and relationships which are complementary and, at the same time, reduce the Company's risk of concentration on any one developer, brand, platform, customer or market. The Company has focused historically on the development and publishing of premium games which provide the most sophisticated game play and entertainment experience at the top price point. While the Company will continue to take advantage of its expertise in this area, it has recently diversified its business operations and product and audience mix, and plans on continuing such diversification in the future. For example, the Company acquired several separate companies in the last two years in order to establish the distribution business. Additionally, the Company believes that its recent acquisition of Expert Software, along with the Company's acquisition in June 1998 of Head Games, positions the Company as a leading publisher of "value" products for the PC, which are characterized by less sophisticated game play and lower price points. Further, the Company publishes and distributes titles that run on a variety of platforms (PC, Sony PlayStation, Nintendo 64 and Sega Dreamcast). This diversification significantly reduces the risk of downturn or underperformance in any of the Company's individual operations.

     Create and maintain strong brands. The Company focuses its development and publishing activities principally on titles that are, or have the potential to become, franchise properties with sustainable consumer appeal and brand recognition. These titles can thereby serve as the basis for sequels, prequels, mission packs and other add-ons and related new titles that can be released over an extended period of time. The Company believes that the publishing and distribution of products based in large part on franchise properties enhances revenue predictability and the probability of high unit volume sales and operating profits. In addition, the Company has entered into a series of strategic partnerships with the owners of intellectual property pursuant to which the Company has acquired the rights to publish titles based on franchises such as Star Trek, various Disney films such as Toy Story 2, A Bug's Life and Tarzan, and X-men.

     Focus on on-time delivery. The success of the Company's publishing business is dependent, in significant part, on its ability to develop games that will generate high unit volume sales that can be completed in accordance with planned budgets and schedules. In order to increase its ability to achieve this objective, the Company's publishing units have implemented a formal control process for the development of the Company's products. This process includes three key elements: (i) in-depth reviews are conducted for each project at five intervals during the development process by a team that includes several of the Company's highest ranking operating managers; (ii) each project is led by a small team which is heavily incentivized to deliver a high-quality product, on-schedule and within budget; and (iii) day-to-day progress is monitored by a dedicated process manager in order to insure that issues, if any, are promptly identified and addressed in a timely manner.

     Leverage infrastructure and organization. The Company is continually striving to reduce its risk and increase its operating leverage and efficiency through the variabilization of expenses. For example, the Company has significantly increased its product making capabilities by allocating a larger portion of its product development investments to experienced independent development companies. These companies generally are small firms focused on a particular product type, run and owned by individuals willing to take development risk by accepting payments based on the completion of fixed performance milestones in exchange for a royalty on the revenue stream of the game after the Company recoups its development costs. The Company has also broadly instituted objective-based reward programs that provide incentives to management and staff to produce results that meet the Company's financial objectives.

     Grow through continued strategic acquisitions. The interactive entertainment and leisure industries are consolidating, and the Company believes that success in these industries will be driven in part by the ability to take advantage of scale. Specifically, smaller companies are more capital constrained, enjoy less predictability of revenues and cashflow, lack product diversity and must spread fixed costs over a smaller revenue base. Several industry leaders are emerging that combine the entrepreneurial and creative spirit of the industries with professional management, the ability to access the capital markets and the ability to maintain favorable relationships with strategic developers, property owners, and retailers. Through nine completed acquisitions since 1997, the Company believes that it has successfully diversified its operations, its channels of distribution and its library of titles and has emerged as one of the industry's leaders.

     The Company's principal executive offices are located at 3100 Ocean Park Boulevard, Santa Monica, California 90405, and its telephone number is (310) 255-2000. The Company also maintains offices in the United Kingdom, France, Germany, Japan, Australia, Belgium, The Netherlands, New York, New York, Madison, Wisconsin, St. Paul, Minnesota, Hollywood and Coral Gables, Florida and Woodland Hills, California. The Company's World Wide Web home page is located at http://www.activision.com.


                        CERTAIN FINANCIAL INFORMATION

     On September 30, 1999, Activision consummated its acquisition of JCM Productions, Inc. dba Neversoft Entertainment, a California based console software development company ("Neversoft"). The transaction was accounted for by Activision as a pooling of interests. As a result of such transaction, under the current guidelines of the Securities and Exchange Commission, Activision is required to restate all historical financial statements for all relevant reporting periods to reflect the pooling of interests transaction. Subsequent to the consummation of the transaction, Activision filed its Form 10-Q for the quarter ended September 30, 1999, which report reflected the combination of the Company and Neversoft for the six month period during the current year as to which the report relates and also included a restated March 31, 1999 balance sheet and a restated statement of operations for the six month period ended September 30, 1998. Activision intends to file restated consolidated financial statements in its regular quarterly and annual reports to be filed after the date hereof.

     The following table sets forth, on an unaudited basis, certain financial information for Activision, and for Activision and Neversoft on a combined basis, for the fiscal years ending March 31, 1999 and March 31, 1998 and for the fiscal quarter ended June 30, 1999, and the net effect of the transaction on the previously reported Activision financial statements, which information will also be reflected in the fully restated financial statements to be filed by Activision in its Form 10-K for the fiscal year ending March 31, 2000.


                                                (in thousands, except per share data)


                                        Fiscal Year    Fiscal Year    Fiscal Year    Fiscal Year        Q1             Q1
                                          Ending         Ending         Ending         Ending         6/30/99        6/30/99
                                          3/31/98        3/31/98        3/31/99        3/31/99


                                        Activision     Activision/    Activision     Activision/    Activision     Activision/
                                           Alone        Neversoft        Alone        Neversoft        Alone        Neversoft
                                                        Combined                      Combined                      Combined
                                        -------------------------------------------------------------------------------------------


Statement of Operations
  Information (unaudited)

Net revenues                             $ 312,058      $ 312,906      $ 436,485      $ 436,527      $  84,142      $  84,142

Costs and expenses:

  Cost of sales-product costs              176,188        176,188        260,041        260,041         52,178         52,178

  Cost of sales-royalties and
  software amortization                     29,840         29,840         37,825         36,990         11,231         11,231

  Product development                       27,393         28,285         21,421         22,875          4,181          4,523

  Sales and marketing                       47,714         47,714         66,420         66,420         17,139         17,139

  General and administrative                18,401         18,625         21,348         21,348          4,702          4,702

  Amortization of intangibles                1,562          1,562          1,585          1,585            469            469

  Merger expenses                            1,474          1,474            600            600              -              -
                                        -------------------------------------------------------------------------------------------

     Total costs and expenses              302,572        303,688        409,240        409,859         89,900         90,242
                                        -------------------------------------------------------------------------------------------
  Income (loss) from operations              9,486          9,218         27,245         26,668         (5,758)        (6,100)

Interest expense, net                       (1,112)        (1,112)        (3,031)        (3,031)        (1,160)        (1,160)
                                        -------------------------------------------------------------------------------------------
     Income (loss) before tax provision      8,374          8,106         24,214         23,637         (6,918)        (7,260)

Income tax provision (benefit)               3,235          3,136          8,960          8,745         (2,560)        (2,686)
                                        -------------------------------------------------------------------------------------------
  Net income (loss)                      $   5,139      $   4,970      $  15,254      $  14,892      $  (4,358)     $  (4,574)
                                        ===========================================================================================

  Basic earnings per share                    0.24           0.23           0.69           0.65          (0.19)         (0.19)

  Diluted earnings per share                  0.23           0.22           0.66           0.62          (0.19)         (0.19)

  Number of shares used in computing
     basic net income per share             21,339         22,038         22,162         22,861         22,858         23,557

  Number of shares used in computing
     diluted net income per share           22,210         22,909         23,233         23,932         22,858         23,557

Balance Sheet Information (unaudited)

Current Assets                             185,876        185,987        236,301        235,950        220,405        219,892

Other Assets                                43,404         43,577         47,311         47,395         84,076         84,108
                                        -------------------------------------------------------------------------------------------
  Total Assets                           $ 229,280      $ 229,564      $ 283,612      $ 283,345      $ 304,481      $ 304,000
                                        ===========================================================================================
Current Liabilities                         70,103         70,108         94,987         95,005         87,371         87,421

Other Liabilities                           61,780         61,981         61,150         61,149         80,863         80,862

Stockholders Equity                         97,397         97,475        127,475        127,191        136,247        135,717
                                        -------------------------------------------------------------------------------------------
  Total Liabilities and Stockholders
    Equity                               $ 229,280      $ 229,564      $ 283,612      $ 283,345      $ 304,481      $ 304,000
                                        ===========================================================================================

                               USE OF PROCEEDS

     All net proceeds from the sale of the Activision shares of common stock will go to the stockholders who offer and sell their shares. Accordingly, the Company will not receive any of the proceeds from the sale of the common stock being offered hereby for the account of the selling stockholders.


                            SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of shares of Activision common stock by the selling stockholders as of January 19, 2000, and the number of shares of common stock being offered by this prospectus.

                       Beneficial Ownership of Common Stock
                               Prior to the Offering
                        ---------------------------------- Number of Shares
Name and Address of                       Percentage of     of Common Stock
Selling Stockholder     Number of Shares  Class(1)           Being Offered
-------------------     ----------------  --------------   -----------------
Video Games West, Inc.      23,481            *                23,481
2038 Armacost Avenue
Los Angeles, CA 90025

Drew Markham                19,355            *                19,355
10323 La Grange Avenue
Los Angeles, CA 90025

Greg Goodrich                6,452            *                 6,452
2810 The Strand
Manhattan Beach, CA 90266

Michael Kaufman              5,806            *                 5,806
1430 19th Street
Manhattan Beach, CA 90266

Corky Lehmkuhl               4,194            *                 4,194
11852 Gorham Avenue, #6
Brentwood, CA 90049

Jason Hoover                 4,516            *                 4,516
3165 S. Barrington Avenue,
#A
Los Angeles, CA 90066

Rafael Paiz                  2,258            *                 2,258
23610 Clearidge Drive
Valencia, CA 91354

Claire Praderie - Markham    3,226            *                 3,226
10323 La Grange Avenue
Los Angeles, CA 90025

Daniel Koppel                2,581            *                 2,581
11930 Avon Way, #104
Los Angeles, CA 90066

Max Yoshikawa                2,581                              2,581
4429 Alla Road, #2
Marina Del Rey, CA 90292

Malvern Blackwell            1,613            *                 1,613
17731 Romar Street
Northridge, CA 91325

Sherman Archibald              968            *                   968
6617 Vista Del Mar (Upper Unit)
Playa Del Rey, CA 90293

All Selling Stockholders
  as a group                77,031           *                 77,031
____________
* Less than 1%.

(1) Percentages are based on 25,160,097 shares of common stock that were issued and outstanding as of December 31, 1999.

     Activision entered into a purchase agreement (the "Purchase Agreement") with Video Games West, Inc. and Drew Markham pursuant to which Activision acquired forty percent (40%) of the issued and outstanding capital stock of Video Games West. The transaction contemplated by the Purchase Agreement was consummated on December 30, 1999.

     Presently Video Games West is, and prior to the acquisition of the equity investment in Video Games West by Activision Video Games West was, party to various development and publishing agreements with Activision. Other than such contracts with Video Games West and the fact that certain other of the selling stockholders are employees of Video Games West, which Activision owns a forty percent (40%) equity interest in as of December 1999 pursuant to the Purchase Agreement, none of the selling stockholders has had a material relationship with the Company within the past three (3) years.


                        DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 55,000,000 shares of capital stock, $.000001 par value, consisting of 50,000,000 shares of Common Stock and 5,000,000 shares of preferred stock. As of December 31, 1999, 25,160,097 shares of Common Stock were outstanding.

     Each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of preferred stock, holders of Common Stock are entitled to such distributions as may be declared from time to time by directors of the Company out of funds legally available therefor. The Company has not paid, and has no current plans to pay, dividends on its Common Stock. The Company intends to retain all earnings for use in its business.

     Holders of Common Stock have no conversion, redemption or preemptive rights to subscribe to any securities of the Company. All outstanding shares of Common Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock will be entitled to share ratably in the assets of the Company remaining after provision for payment of liabilities to creditors and preferences applicable to outstanding shares of preferred stock.

     The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any outstanding shares of preferred stock. At present, no shares of preferred stock are outstanding. As of February 3, 2000, the Company had approximately 5,000 stockholders of record, excluding banks, brokers and depository companies that are stockholders of record for the account of beneficial owners.

     The transfer agent for the Common Stock of the Company is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.


                            PLAN OF DISTRIBUTION

     The Common Stock may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold from time to time in one or more of the following transactions, without limitation: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer or for its account pursuant to the Prospectus, as supplemented, (c) an exchange distribution in accordance with the rules of such exchange, and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus, as supplemented. From time to time the Selling Stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in securities of the Company or derivatives thereof, and may sell and deliver the shares in connection therewith.

     From time to time Selling Stockholders may pledge their shares pursuant to the margin provisions of their respective customer agreements with their respective brokers. Upon a default by a Selling Stockholder, the broker may offer and sell the pledged shares of Common Stock from time to time as described above.

     All expenses of registration of the Common Stock (other than commissions and discounts of underwriters, dealers or agents), estimated to be approximately $8,000, shall be borne by the Company. As and when the Company is required to update this Prospectus, it may incur additional expenses in excess of this estimated amount.


                                LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby have been passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, New York, New York.


                                   EXPERTS

     The consolidated financial statements and financial statement schedule of the Company and its subsidiaries as of March 31, 1999 and 1998 and for each of the years in the three year period ended March 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                            AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at its offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and can also be obtained electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval system at the SEC's Web site (http://www.sec.gov). The Company's Common Stock is listed on the Nasdaq National Market and copies of such reports and other information can also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the SEC a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof, which may be inspected and copied at the public reference facilities of the SEC referred to above. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the full text of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company furnishes stockholders with annual reports containing audited financial statements and with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.


                     DOCUMENTS INCORPORATED BY REFERENCE

     The following documents which have been filed by the Company with the SEC are incorporated in this Prospectus by reference:

     (a) The Company's Annual Report on Form 10-K for the year ended March 31, 1999, which contains audited consolidated balance sheets of the Company and subsidiaries as of March 31, 1999 and 1998, and related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended March 31, 1999.

     (b) Proxy Statement dated August 16, 1999, as filed with the SEC on July 29, 1999.

     (c) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 1999 and September 30, 1999.

     (d) The Company's Current Reports on Form 8-K filed with the Commission on April 29, 1999, July 12, 1999, and October 13, 1999.

     (e) Description of the Company's Common Stock contained in the Company's Registration Statement on Form S-3, Registration No. 333-46425.

     (f) All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since March 31, 1999.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in and to be a part of this Prospectus from the date of filing of such reports and documents.

     Any statement contained herein or in a document which is incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such prior statement.

     This Prospectus incorporates documents by reference which are not presented or delivered herewith. These documents are available upon written or oral request from the Company, without charge, to each person to whom a copy of this Prospectus has been delivered, other than exhibits to those documents. Requests should be directed to the Office of the Secretary, Activision, Inc., 3100 Ocean Park Boulevard, Santa Monica, California 90405 (telephone (310) 255-2000).

=============================================================================

     No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer of solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer of solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                                -------------

                              TABLE OF CONTENTS

                                                                         Page

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .2

The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10

Certain Financial Information. . . . . . . . . . . . . . . . . . . . . . . 11

Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13

Selling Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . 13

Description of Capital Stock . . . . . . . . . . . . . . . . . . . . . . . 14

Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . 15

Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15

Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15

Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . . 16

Documents Incorporated by Reference. . . . . . . . . . . . . . . . . . . . 16


                                -------------

=============================================================================

                                77,031 Shares


                              ACTIVISION, INC.

                                Common Stock


                                -------------

                                 PROSPECTUS

                                -------------

                             _____________, 2000


=============================================================================

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table itemizes the expenses incurred by the Company in connection with the offering of the Common Stock being registered. All the amounts shown are estimates except the Securities and Exchange Commission (the "Commission") registration fee.

                       Item                                       Amount

      Registration Fee - Securities and Exchange Commission.     $  327

      Legal Fees and Expenses. . . . . . . . . . . . . . . .      2,500

      Accounting Fees and Expenses . . . . . . . . . . . . .      2,500

      Miscellaneous. . . . . . . . . . . . . . . . . . . . .      2,500
                                                                  -------
               TOTAL . . . . . . . . . . . . . . . . . . . .     $7,827
                                                                 ========

Item 15.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law ("DGCL"), paragraph B of Article SIXTH of the Company's Amended and Restated Certificate of Incorporation and paragraph 5 of Article VII of the Company's By-laws provide for the indemnification of the Company's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     Paragraph B of Article SIXTH of the Amended and Restated Certificate of Incorporation provides mandatory indemnification rights to any officer or director of the Company who, by reason of the fact that he or she is an officer or director of the Company, is involved in a legal proceeding of any nature. Such indemnification rights shall include reimbursement for expenses incurred by such officer or director in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL. Paragraph 5 of Article VII of the Company's By-laws currently provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

     Paragraph A of Article SIXTH of the Amended and Restated Certificate of Incorporation contains a provision which eliminates the personal liability of a director to the Company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the Delaware statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from negligent (except as indicated above) and "grossly" negligent actions taken in the performance of their duty of care, including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

          The Company maintains a directors' and officers' insurance policy which insures the officers and directors of the Company from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the Company. In addition, the Company has entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company believes that these agreements are necessary to attract and retain qualified persons as directors and officers.

     It is currently unclear as a matter of law what impact these provisions will have regarding securities law violations. The Commission takes the position that indemnification of directors, officers and controlling persons against liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and therefore is unenforceable.


Item 16.  Exhibits

     (a)  Exhibits:

      5.1 Opinion of Robinson Silverman Pearce Aronsohn & Berman LLP as to the legality of securities being registered.

     23.1 Consent of Robinson Silverman Pearce Aronsohn & Berman LLP (included as part of Exhibit 5.1).

     23.2 Consent of KPMG LLP.

     24.1 Power of attorney (included on signature page).


Item 17.  Undertakings

     The Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Company hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Company hereby further undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Los Angeles, State of California, on January 31, 2000.

                                        ACTIVISION, INC.

                                        By:/s/ Robert A. Kotick
                                           ------------------------------
                                           Robert A. Kotick, Chairman and
                                           Chief Executive Officer

                              POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert A. Kotick and Brian G. Kelly, and each or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective documents in connection therewith), with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

     Name                          Title                        Date

/s/ Robert A. Kotick   Chairman, Chief Executive Officer    January 31, 2000
--------------------   (Principal Executive Officer) and
(Robert A. Kotick)     Director

/s/ Brian G. Kelly     Co-Chairman and Director             January 31, 2000
--------------------
(Brian G. Kelly)

/s/ Ronald Doornink    President and Chief Operating        January 31, 2000
--------------------   Officer (Principal Financial
(Ronald Doornink)      Officer)


/s/Jennifer Koh        Controller (Principal Accounting     January 31, 2000
---------------------  Officer)
(Jennifer Carpenter-Koh)

/s/ Harold A. Brown    Director                             January 31, 2000
--------------------
(Harold A. Brown)

/s/ Barbara S. Isgur   Director                             January 31, 2000
--------------------
(Barbara S. Isgur)

/s/ Steven T. Mayer    Director                             January 31, 2000
--------------------
(Steven T. Mayer)

/s/ Robert J. Morgado  Director                             January 31, 2000
--------------------
(Robert J. Morgado)


                                EXHIBIT INDEX



                                                      Page Number in Signed
 Exhibit No.              Description                 Registration Statement
 -----------              -----------                 ----------------------

 5.1    Opinion of Robinson Silverman Pearce Aronsohn
        & Berman LLP as to the legality of securities being registered.

 23.1   Consent of Robinson Silverman Pearce Aronsohn
        & Berman LLP (included as part of Exhibit 5.1).

 23.2   Consent of KPMG LLP.

 24.1   Power of attorney (included on signature page).